                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            MEXICAN RESTAURANTS, INC.
                            -------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    14712P104
                                 --------------
                                 (CUSIP NUMBER)

                                 CARL D. ROSTON
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                    SUNTRUST INTERNATIONAL CENTER, 28TH FLOOR
                           ONE SOUTHEAST THIRD AVENUE
                                 MIAMI, FL 33131
                                 (305) 374-5600

--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 31, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ]


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--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 14712P104                                                Page 1 of 8
--------------------------------------------------------------------------------

           1.             NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                                            Tex-Mex Partners, L.C.
--------------------------------------------------------------------------------
           2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)        [ ]
                                                                 (b)        [X]
--------------------------------------------------------------------------------
           3.             SEC USE ONLY
--------------------------------------------------------------------------------
           4.             SOURCE OF FUNDS*
                                              Not Applicable
--------------------------------------------------------------------------------
           5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
--------------------------------------------------------------------------------
           6.             CITIZENSHIP OR PLACE OR ORGANIZATION
                                             State of Texas
--------------------------------------------------------------------------------
NUMBER OF             7.    SOLE VOTING POWER                          376,487
SHARES             -------------------------------------------------------------
BENEFICIALLY          8.    SHARED VOTING POWER                              0
OWNED BY           -------------------------------------------------------------
EACH
REPORTING             9.   SOLE DISPOSITIVE POWER                      376,487
PERSON WITH        -------------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER                          0
--------------------------------------------------------------------------------
         11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                  376,487 shares
--------------------------------------------------------------------------------
         12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]
--------------------------------------------------------------------------------
         13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  9.66%
--------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON*
                                  00
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 14712P104                                                Page 2 of 8
--------------------------------------------------------------------------------
           1.             NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                                       Textor Second Tier Limited Partnership
--------------------------------------------------------------------------------
           2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)        [ ]
                                                                (b)        [X]
--------------------------------------------------------------------------------
           3.             SEC USE ONLY
--------------------------------------------------------------------------------
           4.             SOURCE OF FUNDS*
                                              WC
--------------------------------------------------------------------------------
           5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
           6.             CITIZENSHIP OR PLACE OR ORGANIZATION
                                              State of Nevada
--------------------------------------------------------------------------------
NUMBER OF                7.    SOLE VOTING POWER                       232,000
SHARES                  --------------------------------------------------------
BENEFICIALLY             8.    SHARED VOTING POWER                           0
OWNED BY                --------------------------------------------------------
EACH                     9.    SOLE DISPOSITIVE POWER                  232,000
REPORTING               --------------------------------------------------------
PERSON WITH             10.    SHARED DISPOSITIVE POWER                      0
--------------------------------------------------------------------------------
         11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                  232,000 shares
--------------------------------------------------------------------------------
         12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
--------------------------------------------------------------------------------
         13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  6.59%
--------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON*
                                  PN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 14712P104                                                Page 3 of 8
--------------------------------------------------------------------------------
           1.             NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                            Textor Second Tier, Inc.
--------------------------------------------------------------------------------
           2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)         [ ]
                                                               (b)         [X]
--------------------------------------------------------------------------------
           3.             SEC USE ONLY
--------------------------------------------------------------------------------
           4.             SOURCE OF FUNDS*
                                              Not Applicable
--------------------------------------------------------------------------------
           5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
--------------------------------------------------------------------------------
           6.             CITIZENSHIP OR PLACE OR ORGANIZATION
                                              State of Nevada
--------------------------------------------------------------------------------
NUMBER OF                 7.     SOLE VOTING POWER                     232,000
SHARES                   -------------------------------------------------------
BENEFICIALLY              8.     SHARED VOTING POWER                         0
OWNED BY                 -------------------------------------------------------
EACH                      9.     SOLE DISPOSITIVE POWER                232,000
REPORTING                -------------------------------------------------------
PERSON WITH              10.     SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------
         11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                  232,000 shares
--------------------------------------------------------------------------------
         12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
--------------------------------------------------------------------------------
         13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  6.59%
--------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON*
                                  CO
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 14712P104                                                Page 4 of 8
--------------------------------------------------------------------------------
           1.             NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                                            Textor First Tier, Inc.
--------------------------------------------------------------------------------
           2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)         [ ]
                                                               (b)         [X]
--------------------------------------------------------------------------------
           3.             SEC USE ONLY
--------------------------------------------------------------------------------
           4.             SOURCE OF FUNDS*
                                              Not Applicable
--------------------------------------------------------------------------------
           5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
           6.             CITIZENSHIP OR PLACE OR ORGANIZATION
                                              State of Nevada
--------------------------------------------------------------------------------
NUMBER OF                  7.    SOLE VOTING POWER                     232,000
SHARES                    ------------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER                         0
OWNED BY                  ------------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER                232,000
REPORTING                 ------------------------------------------------------
PERSON WITH               10.    SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------
         11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                  232,000 shares
--------------------------------------------------------------------------------
         12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
--------------------------------------------------------------------------------
         13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  6.59%
--------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON*
                                  CO
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 14712P104                                                Page 5 of 8
--------------------------------------------------------------------------------
           1.             NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                                            John C. Textor
--------------------------------------------------------------------------------
           2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)         [ ]
                                                               (b)         [X]
--------------------------------------------------------------------------------
           3.             SEC USE ONLY
--------------------------------------------------------------------------------
           4.             SOURCE OF FUNDS*
                                              Not Applicable
--------------------------------------------------------------------------------
           5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
           6.             CITIZENSHIP OR PLACE OR ORGANIZATION
                            United States of America
--------------------------------------------------------------------------------
NUMBER OF                  7.    SOLE VOTING POWER                     608,487
SHARES                   -------------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER                         0
OWNED BY                 -------------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER                608,487
REPORTING                -------------------------------------------------------
PERSON WITH               10.    SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------
         11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                  608,487 shares
--------------------------------------------------------------------------------
         12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
--------------------------------------------------------------------------------
         13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  15.6%
--------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON*
                                  IN
--------------------------------------------------------------------------------


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                                                                     Page 6 of 8


ITEM 1.                SECURITY AND ISSUER.

                       This Amendment No. 2 amends the Statement on Schedule 13D dated March 5, 1998 of Tex-Mex Partners, L.C. ("Tex-Mex"), Textor Second Tier Limited Partnership, ("Second LP"), Textor Second Tier, Inc. ("Second GP") and Textor First Tier, Inc. ("First Tier Inc."), first as amended on January 11, 2001, with respect to the common stock (the "Common Stock") of Mexican Restaurants, Inc. (the "Company").

ITEM 2.                IDENTITY AND BACKGROUND.

                       Item 2 is hereby amended by adding the following:

                       "The purpose of this Amendment No. 2 to Schedule 13D is to disclose a proposal by an affiliate of John Textor, Wyndcrest Holdings, LLC ("Wyndcrest"), to complete a going private transaction by the Company. Such proposal is described under Item 4 below. The sole managing member of Wyndcrest is Textor Ventures Inc., a Florida corporation, whose sole shareholder, officer and director is John Textor. Wyndcrest was formed for the purpose of acquiring publicly-traded and privately-held companies. Second LP, Second GP and First Tier Inc. were formed for the purpose of effecting the personal investment objectives of John Textor and his spouse."

ITEM 4.                PURPOSE OF THE TRANSACTION.

                       Item 4 is hereby amended to add the following:

                       "On July 30, 2001, Wyndcrest delivered a written proposal to the Chairman of the Board of the Company, a copy of which is attached as Exhibit 2.1 to the Form 8-K filed by the Company on July 31, 2001 and incorporated herein by reference (the "July 30 Letter"), to acquire all of the currently outstanding capital stock and warrants of the Company and to refinance existing bank debt. The proposed transaction was subject to the terms and conditions contained in the July 30 Letter. On July 31, the Company publicly disclosed its receipt of the July 30 Letter and terms of the proposal. The proposal contained in the July 30 Letter expired on August 6, 2001 without an agreement.


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                                                                     Page 7 of 8

                       On August 16, 2001, Wyndcrest delivered a revised proposal to the Chairman of the Board of the Company, a copy of which is attached as Exhibit 2.1 to the Form 8-K filed by the Company on August 24, 2001 and incorporated herein by reference (the "August 16 Letter"). The revised proposal was subject to the terms and conditions contained in the August 16 Letter. On August 16, 2001, the Company publicly disclosed its receipt of the August 16 Letter and terms of the revised proposal. The proposal contained in the August 16 Letter expired on August 22, 2001 without an agreement. Wyndcrest may negotiate in the future with the Company's management regarding revisions to its prior proposal and/or other alternative transactions. Such alternatives could involve representation on the Company's Board of Directors, making a tender offer for some or all of the Common Stock, alone or in connection with others, or proposing an alternative business combination to the Company. Due to the conditions contained in the August 16 Letter, there can be no assurance that such proposal or any alternative plan or proposal will be developed or will result in a definitive agreement. In addition, Wyndcrest reserves the right to discontinue negotiations with management regarding a change in control of the Company at any time."

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS.

                       Exhibit 3     Joint Filing Agreement Pursuant to
                                     Rule 13d-1(k).
SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2001
                                               TEX-MEX PARTNERS, L.C.

                                                By: /s/ John C. Textor
                                                    -----------------------
                                                Name:  John C. Textor
                                                Its:   Managing Partner

                                                TEXTOR SECOND TIER LIMITED
                                                PARTNERSHIP
                                                By:   TEXTOR SECOND TIER, INC.
                                                Its:  General Partner


                                                By: /s/ John C. Textor
                                                    -----------------------
                                                    Name:  John C. Textor
                                                    Its:   President

                                                TEXTOR SECOND TIER, INC.


                                                By: /s/ John C. Textor
                                                    -----------------------
                                                    Name:   John C. Textor
                                                    Its:   Managing Member

                                                   /s/ John C. Textor
                                                   ------------------------
                                                   By:  John C. Textor